Mercurity Fintech Holding Inc.

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

June 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Irene Paik and Ms. Sonia Bednarowski

Re:	Mercurity Fintech Holding Inc. Registration Statement on Form F-3 File No. 333-287428

Dear Ms. Irene Paik and Ms. Sonia Bednarowski

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mercurity Fintech Holding Inc. hereby requests the United States Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on June 27, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Ms. Huan Lou of Sichenzia Ross Ference Carmel LLP by telephone at +1 (646) 810-2187 or via e-mail at hlou@srfc.law.

Very truly yours,

For and on behalf of Mercurity Fintech Holding Inc.

/s/ Shi Qiu
Name: Shi Qiu
Title: Chief Executive Officer